EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use, in this Registration Statement on Form S-1, of our report dated August 29, 2025, except for the effects of the reverse merger and recapitalization discussed in Note 2 to the financial statements, as to which the date is December 30, 2025, related to the financial statements of Deep Fission, Inc. as of December 31, 2024 and 2023, and for the year ended December 31, 2024 and the period from July 17, 2023 (Inception) through December 31, 2023, which includes an explanatory paragraph regarding substantial doubt about the Company’s ability to continue as a going concern. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ dbbmckennon

Newport Beach, California
February 17, 2026